

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

March 5, 2008

Mr. Michael G. Long
Chief Financial Officer
Edge Petroleum Corp.
1301 Travis, Suite 2000
Houston, TX 77002

Re: Edge Petroleum Corp.
Form 10-K for Fiscal Year Ended December 31, 2006
Filed March 12, 2007
Form 10-Q for the Fiscal Quarter Ended September 30, 2007
Supplemental response submitted January 28, 2008
File No. 1-33270

Dear Mr. Long:

We have reviewed your response letter and have the following comment. We have limited our review of your filing to those issues we have addressed in our comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-Q for the Quarter Ended September 30, 2007

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

"Ceiling Test", page 28

1. We note that you elected to use subsequent prices for purposes of the ceiling test at September 30, 2007. We also note that the use of these subsequent prices resulted in no impairment, whereas the use of period end prices would have resulted in an impairment of $16.9 million. Describe for us, in reasonable detail, the factors you considered in deciding to use subsequent prices, as opposed to period end prices, for purposes of the September 30, 2007 ceiling test. Explain how these factors differed from the factors that you considered in deciding to use

period end prices for purposes of the September 30, 2006 ceiling test. As part of your response, tell us whether the difference between using period end and subsequent prices for the September 30, 2007 ceiling test impacted your:

- ability to meet analysts' consensus expectations;

- compliance with regulatory requirements;

- compliance with loan covenants or other contractual requirements; and,

- management's compensation - for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation.

Engineering Comments

Form 10-K for the Fiscal Year Ended December 31, 2006

Reserve Report

2.   We note a number of proved reserve attributions to wells in Eddy, New Mexico you plan on recompleting to the Premier reservoir as much as 12 years in the future. We could not find any wells currently producing from this reservoir. In addition, we would normally not expect the attribution of proved non-producing or undeveloped reserves to be more than five years in the future. Please provide us with the basis of attributing proved reserves to these wells and also explain why you believe it is reasonably certain these projects will be completed and the reserves still remaining in 12 years. Alternatively, please remove these reserves from your proved reserves.

3.   We note a number of proved reserve attributions to wells in Eddy, New Mexico you plan on recompleting or drilling to the San Andres reservoir as much as nine years in the future. Normally, we would not expect the attribution of undeveloped proved reserves to be more than five years in the future. Please provide us with the basis of attributing proved reserves to these wells and explain why you believe it is reasonably certain these projects will be completed and the reserves still remaining in nine years. Alternatively, please remove these reserves from your proved reserves.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our

Mr. Michael G. Long
Edge Petroleum Corp.
March 5, 2008
page 3

comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Gary Newberry at (202) 551-3761 if you have questions regarding comments on the financial statements and related matters. You may contact Jim Murphy, Petroleum Engineer, at (202) 551-3703 with questions about engineering comments. Please contact me at (202) 551-3489 with any other questions.

Sincerely,

Brad Skinner
Senior Assistant
Chief Accountant